UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

 (Title of Class of Securities)

80862K104

(CUSIP Number)

Mr. Lanchu Liu
C203, Lufthansa Building, No. 50 Liangmaqiao,
Beijing, 100125, People’s Republic of China
Phone: +86 10 6410-5322

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to

Paul Strecker, Esq.
Shearman & Sterling
12th Floor, Gloucester Tower
The Landmark, 15 Queen’s Road Central
Hong Kong
Phone: +852 2978-8000

 February 22, 2016

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 80862K104

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dragon Alpha LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,888
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.018%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 80862K104

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jade Park Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,888
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.018%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 80862K104

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lanchu Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,888
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,888
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.018%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Introductory Note

This Schedule 13D is being jointly filed by Dragon Alpha LP (“Dragon Alpha”), Jade Park Investments Limited (“Jade Park”) and Mr. Lanchu Liu (“Mr. Liu”, and together with Dragon Alpha and Jade Park, the “Reporting Persons”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value US$0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 950 Tower Lane, Suite 900, Foster City, California.

Item 2.	Identity and Background.

This statement of beneficial ownership on Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the U.S. Securities and Exchange Commission (“SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 1.

Dragon Alpha, Jade Park and Mr. Liu are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement.

Dragon Alpha is a limited partnership registered under the laws of the Cayman Islands. Dragon Alpha mainly engages in investment businesses. The principal business address of Dragon Alpha is C203, Lufthansa Building, No. 50 Liangmaqiao, Beijing, 100125, People’s Republic of China (the “PRC”). Dragon Alpha does not have any directors or executive officers.

Jade Park is a company incorporated under the laws of the Cayman Islands and is wholly-owned by Mr. Liu. Jade Park is the general partner of Dragon Alpha. Jade Park mainly engages in investment businesses. The principal business address of Jade Park is C203, Lufthansa Building, No. 50 Liangmaqiao, Beijing, 100125, the PRC. Mr. Liu is the sole director of Jade Park. Jade Park does not have any executive officers.

Mr. Liu is a citizen of the PRC and his principal occupation is the director of Jade Park. Mr. Liu’s business address is C203, Lufthansa Building, No. 50 Liangmaqiao, Beijing, 100125, the PRC.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

In connection with the announcement made by the Issuer on February 4, 2016 regarding initiating a process (the “Process”) to identify, examine and consider a range of strategic alternatives available to the Issuer, GL Capital Management GP Limited, Jade Park, Bank of China Group Investment Limited and ABG Management Limited (each a “Sponsor” and collectively, the “Sponsors”) entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the Sponsors agreed to cooperate and proceed in good faith to participate in the Process and/or the transaction contemplated under the Process (the “Transaction”), including taking one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Sponsors have also agreed to work exclusively with each other in connection with the Process for a period of six months (or a shorter period if the Consortium Agreement is terminated before then) on the terms and subject to the conditions set forth in the Consortium Agreement.

In light of the Issuer’s requirement of confidentiality with regard to the Process, the Reporting Persons do not intend to update the Schedule 13D regarding any proposals which may be submitted to the Issuer in response to any specific or general invitation from the Issuer in connection with the Process or the status of any negotiation regarding any such proposals unless and until either the Sponsors and/or their respective affiliates enter into any definitive agreement with the Issuer in connection therewith or Jade Park and/or its affiliates cease to participate in the Process.

The description of the Consortium Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Consortium Agreement, which has been filed as Exhibit 2 to this statement and which is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The following table sets forth the beneficial ownership of the Issuer’s Common Stock for each of the Reporting Persons as of the date hereof.
Reporting Person	Amount beneficially owned(1):	Percentage of class(2):	Sole power to vote or direct the vote(3):	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Dragon Alpha	8,888	0.018%	8,888	0	8,888	0
Jade Park	8,888	0.018%	8,888	0	8,888	0
Mr. Liu	8,888	0.018%	8,888	0	8,888	0

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(2) Percentage of beneficial ownership of each listed person is based on 49,376,787 shares of Common Stock issued and outstanding as of November 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2015 filed with the SEC on November 9, 2015.

(3) 8,888 shares of Common Stock are owned directly by Dragon Alpha. Jade Park is the general partner of Dragon Alpha and is wholly owned by Mr. Liu.

Pursuant to Section 13(d)(3) of the Exchange Act, the Reporting Persons, the other Sponsors and certain of their respective affiliates may, on the basis of the facts described elsewhere herein, be considered to be a “group”. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any shares of Common Stock as may be beneficially owned by the other Sponsors, or any of their respective affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) None of the Reporting Persons has effected any transactions in the shares of Common Stock during the last 60 days.

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Consortium Agreement, which has been filed as Exhibit 2 to this statement is incorporated herein by reference in its entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated February 22, 2016, by and among Jade Park Investments Limited, Dragon Alpha LP and Mr. Lanchu Liu.

2	Consortium Agreement, dated February 22, 2016, by and among GL Capital Management GP Limited, Jade Park Investments Limited, Bank of China Group Investment Limited and ABG Management Limited.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2016

Dragon Alpha LP By: Jade Park Investments Limited, its General Partner

By:	/s/ Lanchu Liu
	Name:	Lanchu Liu
	Title:	Director

Jade Park Investments Limited

By:	/s/ Lanchu Liu
	Name:	Lanchu Liu
	Title:	Director

Mr. Lanchu Liu

/s/ Lanchu Liu